Filed by: Harris Corporation Commission File No. 1-3863 Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: L3 Technologies, Inc. Commission File No. 1-37975 Esma Elmazaj and Pat O’Reilly on Creating a Powerhouse of Innovation How will our shared culture of innovation and operating philosophy create a stronger platform to drive growth for our planned merger? Both L3 and Harris are technology-driven organizations with significant R&D investment and a combined workforce of approximately 19,000 engineers. L3 has approximately 10,500 and Harris has almost 8,500 engineers. The combined company will have the opportunity to accelerate investment in select technologies to expand leadership in key strategic domains. The Integration Management Office (IMO) Engineering Functional Integration team must develop the plans, processes and systems to achieve a flawless coming together of this powerhouse of innovation. Esma Elmazaj, Senior Director of Engineering at Harris Corporation, and Patrick “Pat” O’Reilly, Vice President of Engineering at L3, the IMO Engineering Leads, are spearheading the integration planning for their function to help realize the promise that 1 + 1 is bigger than 2. “The two companies share a mutual commitment to innovation and technology. That is truly exciting for engineers who want to create solutions that address critical challenges. And this opportunity to solve meaningful problems is just going to get bigger after we merge.” O’Reilly says. Prior to joining L3, O’Reilly worked in Silicon Valley in an engineering start-up company. Previously, he was the Director of the U.S. Missile Defense Agency (MDA), overseeing all U.S. missile defense programs. During his service in the Army, O’Reilly was the project manager for various high-profile programs including Patriot Advanced Capability-3 (PAC-3), Ground-based Midcourse Defense (GMD) Terminal High Altitude Area Defense (THAAD) Missile Defense Systems and was the Program Executive Officer (PEO) for combat service support. “I am most excited that we have the opportunity to solve the new problems that are facing our customers,” O’Reilly says. “I can see the potential for breakout technologies.”

O’Reilly’s IMO lead partner, Esma Elmazaj was Engineering Director at BAE Systems, a defense contractor supplying to militaries and governments, where she held various engineering leadership positions from executing programs working as a functional lead to developing technology roadmaps and helping create new opportunities through winning many Contractor Research and Development contracts. Elmazaj also has a 16-year background in the commercial sector working in various leadership positions at Ford Motor Company taking products from idea to mass production. “Engineers are at the core of Harris and L3 technologies and they will be a driving force for innovation. Each engineer has something to contribute to this merger,” Elmazaj says. “We should all be excited for the innovation and opportunities to come.” To achieve a seamless integration, Elmazaj and O’Reilly are exploring improved methods of communicating and developing an integrated engineering management model that empowers engineers and enables the growth they are anticipating. This includes an improved ability for collaboration with other functions, like Operations. O’Reilly and Elmazaj are leveraging ways to enhance access to the combined intellectual capital of 19,000 L3 Harris engineers. “With the planned Day 1 implementation of improved channels of communication for engineers, we will make the engineers knowledgeable about what each organization brings, both in opportunities and capabilities,” O’Reilly says. “We would like to integrate as rapidly as we can post closing, but at the same time, we want to maintain continuity. Our goal must be to satisfy our customers as we progress, transition and make the changes necessary to realize the full value of our capabilities as it makes sense for the business.” As the integration moves forward, both Elmazaj and O’Reilly see the potential for our engineers to develop future technologies by combining core capabilities from each company. And their advice… “embrace the mission-solution mindset – get excited and be ready for innovation and growth.” Forward-Looking Statements Certain of the matters discussed in this communication are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than historical facts may be forward-looking statements; words such as “may,” “will,” “should,” “likely,” “projects,” “guidance,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” and similar expressions are used to identify forward-looking statements. Such statements are made in reliance on the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Harris and L3 caution investors that these statements are subject to risks and uncertainties, many of which are difficult to predict and generally beyond Harris’ and L3’s control, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. In addition to factors previously disclosed in Harris’ and L3’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”) and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of Harris and L3 to terminate the definitive merger agreement between Harris and L3; the outcome of any legal proceedings that may be instituted against Harris, L3, or their respective directors; the risk that the stockholder approvals of Harris or L3 may not be obtained on the expected schedule or at all; the ability to obtain regulatory approvals and satisfy other closing conditions to the merger in a timely manner or at all, including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; difficulties and delays in integrating the Harris and L3 businesses or fully realizing anticipated cost savings and other benefits; business disruptions from the proposed merger that may harm Harris’ and L3’s businesses, including current plans and operations; any announcement relating to the proposed transaction could have adverse effects on the ability of Harris or L3 to retain and hire key personnel or maintain relationships with suppliers and customers, including the U.S. government and other governments, or on Harris’ or L3’s operating results and businesses generally; the risk that the announcement of the proposed transaction could have adverse effects on the market price of the common stock of either or both of Harris’ and L3’s common stock and the uncertainty as to the long-term value of the common stock of the combined company following the merger; certain restrictions during the pendency of the merger that may impact Harris’

or L3’s ability to pursue certain business opportunities or strategic transactions; the business, economic and political conditions in the markets in which Harris and L3 operate; and events beyond Harris’ and L3’s control, such as acts of terrorism. The foregoing list of risks and uncertainties that could cause actual results to differ from those described in forward-looking statements is not exhaustive. Further information relating to factors that may impact the parties’ results and forward-looking statements are disclosed in their respective filings with the SEC. These forward-looking statements speak only as of the date of this communication or as of the date they were made, and neither Harris nor L3 undertakes any obligation to update forward-looking statements. For a more detailed discussion of these factors, also see the information under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Harris’ and L3’s most recent reports on Form 10-K for the years ended June 29, 2018 and December 31, 2017, respectively, and any material updates to these factors contained in any of Harris’ and L3’s subsequent and future filings. As for the forward-looking statements that relate to future financial results and other projections, actual results will be different due to the inherent uncertainties of estimates, forecasts and projections and may be better or worse than projected and such differences could be material. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results. Given these uncertainties, persons receiving this communication should not place any reliance on these forward-looking statements. Important Additional Information and Where to Find It This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. This communication is made in respect of the proposed merger transaction between L3 Technologies, Inc. ("L3") and Harris Corporation ("Harris" and together with L3, the "parties"), as contemplated by the Agreement and Plan of Merger, dated as of October 12, 2018 (the "merger agreement"), among L3, Harris and a wholly owned merger subsidiary of Harris. In connection with the proposed merger, Harris filed with the SEC on December 14, 2018 a registration statement on Form S-4 that includes a joint proxy statement of the parties that also constitutes a prospectus of Harris. This registration statement has not yet been declared effective. The parties will send the definitive joint proxy statement/prospectus to their respective stockholders. The parties also may file with the SEC other relevant documents regarding the proposed transaction. This communication is not a substitute for the registration statement, the joint proxy statement/prospectus or any other documents that either or both of the parties or any of their respective affiliates may file with the SEC or make available to their respective security holders. INVESTORS AND SECURITY HOLDERS OF EACH PARTY AND ITS AFFILIATES ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. A copy of the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about the parties, may be obtained free of charge on the SEC's website at www.sec.gov, or from Harris by accessing its website at www.harris.com, or from L3 by accessing its website at www.l3t.com. Participants in Solicitation Harris, L3 and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the parties' respective stockholders in respect of the proposed transaction. Information regarding Harris' directors and executive officers is contained in its Annual Report on Form 10-K for the fiscal year ended June 29, 2018 and its Proxy Statement on Schedule 14A, dated September 6, 2018, which are filed with the SEC. Information regarding L3's directors and executive officers is contained in its Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated March 26, 2018, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction is included in the preliminary joint proxy statement/prospectus and will be included in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. Copies of these documents may be obtained free of charge as described in the preceding paragraph.